Exhibit (a)(8)

From: Motive CEO

Sent: August 06, 2008

To: Motive Employees

Subject: Severance Benefit Program

From our very first meeting, Alcatel-Lucent has described its planned acquisition of Motive as an investment in the future, part of a longer term plan for the expansion of its digital home strategy. The message, which is constantly reinforced, is that this transaction is about growth, not reduction. Most recently we have received affirmation that there are no plans for Motive jobs to be impacted by this combination and that no one, aside from the executive team previously indicated, will be leaving when the transaction closes.

To further demonstrate and provide assurance of this commitment, Motive and Alcatel-Lucent have agreed to extend a guarantee to all Motive employees. In the unlikely event that your job is impacted as a result of the acquisition, you will receive not less than 3 months severance plus 3 months insurance contribution. For those employees in countries where the local practice proscribes a notice period and severance greater than 3 months, the greater of the two benefits will be honored. This guarantee will be in effect through December 31, 2008, after which Alcatel-Lucent’s own severance policies will take effect.

I want to reiterate to you that there are no planned headcount reductions and we do not expect to put this guarantee into action. This program is offered as proof of our intentions and we hope it will help the risk-adverse to feel more comfortable about staying the course and participating in an exciting future at Alcatel-Lucent.

If you have questions about this benefit, please speak with your manager or contact Anna Clepper in the HR team.

Alfred